January 16, 2019

Via Edgar

Mr. Robert Littlepage

Division of Corporation Finance

Office of Telecommunications

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

RE:	MDC Partners Inc.

Form 10-K for Fiscal Year Ended December 31, 2017 (Filed March 1, 2018)

Form 10-Q for Quarterly Period Ended September 30, 2018 (Filed November 1, 2018)

SEC Correspondence Dated December 20, 2018

File No. 001-13718

Dear Mr. Littlepage:

Set forth below is the response of MDC Partners Inc. (the “Company” or “MDC”) to the correspondence of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “SEC”), which was set forth in your letter dated December 20, 2018.

*          *          *          *          *

Form 10-Q for the Quarter Ended September 30, 2018

2. Revenue, page 8

1.	Please refer to ASC 606-10-50-12 and revise future filings to address the following:

• describe the nature of your performance obligations in greater detail;

• clarify how you determined that you had more than one performance obligation with respect to your advertising services and media services arrangements;

• discuss how you determined that you act as an agent for your production services and media buying services; and

• for performance obligations satisfied over time, describe in greater detail the input methods used and how those methods are applied.

In response to the above comment, the Company will expand its revenue disclosure in future filings. To assist in the Staff’s review, we have included the proposed revenue disclosure below, presented as our disclosure previously filed within our Form 10-Q as of September 30, 2018 updated with expanded language earmarked with an underline and any deletions with a strikethrough.

“Revenue

Effective January 1, 2018, the Company adopted ~~FASB~~ Financial Accounting Standards Board (the “FASB”) ASC Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 was applied using the modified retrospective method, with the cumulative effect of the initial adoption being recognized as an adjustment to opening retained earnings at January 1, 2018. As a result, comparative prior periods have not been adjusted and continue to be reported under FASB ASC Topic 605, Revenue Recognition (“ASC 605”). See Note X ~~13~~ of the Notes to the ~~Unaudited~~ Consolidated Financial Statements included herein for additional details surrounding the Company’s adoption of ASC 606. ~~The Company’s policy surrounding revenue under ASC 605 is described in Note 2 of Item 8 of the Company’s 2017 Form 10-K. The policies described herein refer to those in effect as of January 1, 2018.~~

The Company’s revenue recognition policies are established in accordance with the Revenue Recognition topics of ASC 606, and accordingly, revenue is recognized when control of the promised goods or services are transferred to our clients, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

The MDC network provides an extensive range of services to our clients offering a variety of marketing and communication capabilities including strategy, creative and production for advertising campaigns across a variety of platforms (print, digital, social media, television broadcast), public relations services including strategy, editorial, crisis support or issues management, media training, influencer engagement and events management. We also provide media buying and planning across a range of platforms (out-of-home, paid search, social media, lead generation, programmatic, television broadcast), experiential marketing and application/website design and development.

The primary source of the Company’s revenue is from agency arrangements in the form of fees for services performed, commissions, and from performance incentives or bonuses, depending on the terms of the client contract. In all circumstances, revenue is only recognized when collection is reasonably assured. Certain of the Company’s contractual arrangements have more than one performance obligation. For such arrangements, revenue is allocated to each performance obligation based on its relative stand-alone selling price. Stand-alone selling prices are determined based on the prices charged to clients or using expected cost plus margin.

~~Revenue is recognized net of sales and other taxes due to be collected and remitted to governmental authorities. The Company’s contracts typically provide for termination by either party within 30 to 90 days. Although payment terms vary by client, they are typically within 30 to 60 days. In addition, the Company generally has the right to payment for all services provided through the end of the contract or termination date.~~

The determination of our performance obligations is specific to the services included within each contract. Based on a client’s requirements within the contract, and how these services are provided, multiple services could represent separate performance obligations or be combined and considered one performance obligation. Contracts that contain services that are not significantly integrated nor interdependent, nor that significantly modify or customize each other, are considered separate performance obligations. Typically, we consider media planning, media buying, creative (or strategy), production and experiential marketing services to be separate performance obligations if included in the same contract as each of these services can be provided on a standalone basis, and do not significantly modify or customize each other. Public relations services and application/website design and development are typically each considered one performance obligation as there is a significant integration of these services into a combined output.

~~Although certain of our performance obligations are recognized at a point in time,~~ We typically satisfy our performance obligations over time, as services are performed. ~~Point in time recognition primarily relates to certain commission-based contracts, which are recognized upon placement of advertisements in various media when the Company has no further performance obligation.~~ Fees for services are typically recognized using input methods (direct labor hours, materials and third-party costs) that correspond with efforts incurred to date in relation to total estimated efforts to complete the contract. Point in time recognition primarily relates to certain commission-based contracts, which are recognized upon the placement of advertisements in various media when the Company has no further performance obligation.

Revenue is recognized net of sales and other taxes due to be collected and remitted to governmental authorities. The Company’s contracts typically provide for termination by either party within 30 to 90 days. Although payment terms vary by client, they are typically within 30 to 60 days. In addition, the Company generally has the right to payment for all services provided through the end of the contract or termination date.

Within each contract, we identify whether the Company is principal or agent at the performance obligation level. In arrangements where the Company has substantive control over the service before transferring it to the client, and is primarily responsible for integrating the services into the final deliverables, we act as principal. In these arrangements, revenue is recorded at the gross amount billed. Accordingly, for these contracts the Company has included reimbursed expenses in revenue. In other arrangements where a third-party supplier, rather than the Company is primarily responsible for the integration of services into the final deliverables ~~for our client~~, and thus the Company is solely arranging for the third-party supplier to provide these services to our client, we generally act as agent and record revenue equal to the net amount retained, when the fee or commission is earned. ~~We have determined that we primarily act as agent for production and media buying services.~~ The role of MDC’s agencies under a production services agreement is to facilitate a client’s purchasing of production capabilities from a third-party production company in accordance with the client’s strategy and guidelines. The obligation of MDC’s agencies under media buying services is to negotiate and purchase advertising media from a third-party media vendor on behalf of a client to execute its media plan. We do not obtain control prior to transferring these services to our clients; therefore, we primarily act as agent for production and media buying services.

A small portion of the Company’s contractual arrangements with clients include performance incentive provisions, which allow the Company to earn additional revenues as a result of its performance relative to both quantitative and qualitative goals. Incentive compensation is primarily estimated using the most likely amount method and is included in revenue up to the amount that is not expected to result in a reversal of a significant amount of cumulative revenue recognized. We recognize revenue related to performance incentives as we satisfy the performance obligation to which the performance incentives are related.”

There are no proposed changes to our remaining revenue disclosures for disaggregated revenue data, contract assets and liabilities and practical expedients.

*                    *                    *                    *                    *

Please direct any questions concerning the above responses to the undersigned (telephone: (646) 429-1818; fax: (212) 937-4365).

Very truly yours,

/s/ David Doft
David B. Doft
Chief Financial Officer

cc:	Kathryn Jacobson, Senior Staff Accountant

Mitchell Gendel, General Counsel & Corporate Secretary

Vincenzo DiMaggio, Chief Accounting Officer

Members of the Audit Committee of Board of Directors of MDC Partners Inc.

Risë Norman and Karen Kelley, Simpson Thacher & Bartlett LLP

Robert Trinchetto, BDO USA, LLP